Exhibit 99.1
NOTICE OF REDEMPTION
GERDAU AMERISTEEL CORPORATION
(as a successor to Co-Steel Inc.)
as Issuer
with respect to
6.50% Convertible Unsecured Subordinated Debentures due April 30, 2007
of Gerdau Ameristeel Corporation
August 8, 2006
Ladies and Gentlemen:
     Reference is made to that certain indenture dated as of April 23, 1997 (as subsequently amended from time to time, the “Indenture”) among Gerdau Ameristeel Corporation as a successor to Co-Steel Inc. (the “Company”) and CIBC Mellon Trust Company as a successor to The R-M Trust Company, as trustee (the “Trustee”), in respect of the $125,000,000 aggregate principal amount of the Company’s 6.50% Convertible Unsecured Subordinated Debentures due April 30, 2007 (the “Debentures”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Indenture.
     In accordance with Section 3.4 of the Indenture, you are hereby notified that the Company will be redeeming, on September 8, 2006 (the “Redemption Date”), $125,000,000 aggregate principal amount of the Debentures at a redemption price of $1023.33 per $1,000 principal amount of Debentures, which is equal to 100% of the principal amount plus accrued and unpaid interest on such principal amount to and including the Redemption Date (the “Redemption Price”). The Debentures are convertible into common shares of the Company at any time prior to the close of business of September 7, 2006 at a conversion price of $26.25 per share which is equal to 38.0952 common shares of the Company per $1,000 principal amount of Debentures.
     On the Redemption Date, the Debentures will become due and payable at the Redemption Price. The place of payment is the CIBC Mellon Trust Company, Commerce Court West, 199 Bay Street Securities Level, Toronto, Ontario M5L 1G9. The Debentures are required to be surrendered to the Trustee for redemption and payment of the Redemption Price on the Redemption Date (or such later surrender date). If certificates representing the Debentures surrendered for redemption are mailed, registered mail and properly insured is recommended. All interest in the Debentures shall cease to accrue from and after the Redemption Date.

Very truly yours, GERDAU AMERISTEEL CORPORATION
By:	/s/ Tom Landa
	Name:	Tom Landa
	Title:	Chief Financial Officer